Exhibit (a)(5)(L)

Ramius and Royalty Pharma Announce Successful Conclusion of Cypress Bioscience Tender Offer

SAN DIEGO and NEW YORK, Jan. 6, 2011 -- Ramius V&O Acquisition LLC ("V&O Acquisition"), affiliates of Ramius LLC (collectively, "Ramius") and affiliates of Royalty Pharma (together with Ramius and Purchaser, the "Ramius/RP Group") announced today that V&O Acquisition has successfully completed its cash tender offer to purchase all of the outstanding shares of Cypress Bioscience, Inc. (Nasdaq: CYPB) ("Cypress") not already owned by it or its subsidiaries for $6.50 per share in cash.  The tender offer expired, as scheduled, at 12:00 Midnight, New York City time, on Wednesday, January 5, 2011.

As of the expiration of the tender offer, approximately 73.6% of the outstanding Cypress shares were tendered in response to the $6.50 per share cash offer. In addition, V&O Acquisition holds approximately 9.9% of the outstanding Cypress shares so that an aggregate of approximately 83.5% of the outstanding Cypress shares have been tendered in the offer or are held by the Ramius/RP Group and/or V&O Acquisition.

The Depositary for the offer, Computershare Trust Company, N.A., has advised V&O Acquisition that a total of 28,712,988 shares of Cypress common stock were validly tendered in the offer and not withdrawn (excluding 1,248,293 shares tendered pursuant to guaranteed delivery procedures).  All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer, and the consideration for all such shares either has been paid or will promptly be paid.

The Ramius/RP Group also announced that V&O Acquisition intends to exercise its "top-up" option under the merger agreement with Cypress to acquire additional shares of common stock of Cypress and that following this issuance, the Ramius/RP Group will effect a short-form merger of V&O Acquisition with and into Cypress.  As a result of this merger, all outstanding shares of Cypress not purchased by V&O Acquisition in the tender offer (other than those as to which holders properly exercise appraisal rights and those owned by the Ramius/RP Group) will be cancelled and converted into the right to receive the same $6.50 per share in cash, without interest and less any required withholding taxes, to be paid in the tender offer

Jefferies & Company, Inc. acted as financial advisors to Cypress and Cooley LLP, Sullivan & Cromwell LLP and Potter Anderson & Corroon LLP acted as Cypress' legal advisors.  Perella Weinberg Partners acted as financial advisors to the Board of Directors of Cypress. Olshan Grundman Frome Rosenzweig & Wolosky LLP acted as legal advisor to Ramius. Groton Partners acted as financial advisor to Royalty Pharma. Goodwin Procter LLP and Akin Gump, Strauss, Hauer & Feld, LLP acted as legal advisors to Royalty Pharma.

About Cypress

Cypress is a pharmaceutical company dedicated to the development of innovative drugs targeting large unmet medical needs for patients suffering from a variety of disorders of the central nervous system. Since 1999, Cypress has received FDA approvals for both of the products it brought to the FDA during that period, including for Prosorba™, a medical device for rheumatoid arthritis, and Savella® (milnacipran HCl), for fibromyalgia. The Company focuses on generating stockholder value by reaching clinical development milestones as quickly and efficiently as possible. Cypress' development-stage assets include CYP-1020 for cognitive impairment in schizophrenia, Staccato® nicotine for smoking cessation and intranasal carbetocin for autism. More information on Cypress and its products and development assets is available at http://www.cypress.com/.

About Ramius

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

About Royalty Pharma

Royalty Pharma is the industry leader in acquiring revenue-producing intellectual property — principally royalty interests in marketed and late stage biopharmaceutical products with a market value of over $2 billion. Royalty Pharma currently owns a diversified portfolio of royalty interests in several high-quality blockbuster biopharmaceutical products, including Amgen's Neupogen® and Neulasta®, Genentech's Rituxan®, Gilead's Emtriva®, Truvada® and Atripla®, Celgene's Thalomid®, and now Abbott's Humira®. The company has a ten year history of providing value to holders of royalty interests, including its joint $525 million acquisition with Gilead Sciences of Emory University's emtricitabine royalty interest and its acquisitions of approximately 80% of Memorial Sloan Kettering's U.S. and international royalty interests in Neupogen® and Neulasta® for over $400 million. The strong market position enjoyed by the products in which Royalty Pharma owns royalties — generally the sole or number one product in their therapeutic classes — and its revenue diversification are some of the key attributes contributing to the investment grade rating of Royalty Pharma's finance trust, which is further wrapped by a mono-line insurer to "AAA"/"Aaa" by S&P and Moody's. More information on Royalty Pharma is available at www.royaltypharma.com.

NOTICE TO INVESTORS

The statements in this release regarding the merger are forward-looking statements. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, in the case of the merger, the failure of any of the conditions precedent to be satisfied or waived. Further explanation of the terms and conditions of the merger is set forth in the relevant tender offer documents that were filed with the United States Securities and Exchange Commission ("SEC") on December 20, 2010. These materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's web site (www.sec.gov) or by contacting Innisfree M&A Incorporated toll-free at (877) 717-3936 or collect at (212) 750-5833.

For Cypress	For Ramius	For Royalty Pharma
Matthew Sherman or Dara Silverstein 212-355-4449 both of Joele Frank, Wilkinson Brimmer Katcher Amy Bilbija or Bob Marese 212-929-5500 both of MacKenzie Partners, Inc.	Peter Feld, 212-201-4878, or Gavin Molinelli 212-201-4828 both of Ramius LLC	Pablo Legorreta 212-883-2289, or Alexander V. Perfall 212-883-2298